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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*



                                Pamrapo Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   6977381002
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Roger T. Conlan
                      22 Fawn Drive, Montville, N.J. 07045
                                 (201) 263-2143
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 March 12, 1997
           ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 697738-10-02           SCHEDULE 13D        Page    2   of   7  Pages
                                                            -----    -----


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Roger T. Conlan

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                        (b) / /

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

             N/A
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
      NUMBER OF                    0
       SHARES              -----------------------------------------------------
    BENEFICIALLY       8   SHARED VOTING POWER
      OWNED BY                     0
        EACH               -----------------------------------------------------
      REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON                      0
        WITH               -----------------------------------------------------
                       10  SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   0
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       See Item 5 of this report                                      /X/
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
                                   0
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
                                 IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!





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CUSIP NO. 697738-10-02                                        Page 3 of 7 Pages
---------------------                                         -----------------


ITEM 1:      Security and Issuer.
             -------------------

ITEM 1 (a):  Title of Class of Securities
             Common Stock, par value $.01 per share

ITEM 1 (b):  Name and Address of the Principal Executive Office
             of the Issuer

             Pamrapo Bancorp, Inc.
             611 Avenue C
             Bayonne, New Jersey  07002

ITEM 2:      Identity and Background
             -----------------------

             Mr. Conlan's background has been previously reported.

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CUSIP NO. 697738-10-02                                        Page 4 of 7 Pages
---------------------                                         -----------------


ITEM 4:     Purpose of Transaction.
            ----------------------

            Mr. Conlan has sold his entire investment in Pamrapo Bancorp, Inc. stock back to the Company.


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CUSIP No.  697738-10-02                                   Page of 5 to 7 Pages
---------------------                                     --------------------


ITEM 5:     Interest in Securities of the Issuer.
            ------------------------------------

            As of the close of business on March 12, 1997, Mr. Conlan no longer owns any shares of Pamrapo Bancorp, Inc.


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CUSIP No. 697738-10-02                                    Page of 6 to 7 Pages
---------------------                                     --------------------


ITEM 6:     Contracts, Arrangements, Understandings or Relationships with
            -------------------------------------------------------------
            Respect to Securities of the Issuer.
            -----------------------------------

            Mr. Conlan has signed a standstill agreement with the Company. The duration of this agreement is for two years from the date of signing, a copy of that exhibit is enclosed as Exhibit 1.

ITEM 7:     Exhibits.
            --------

            Standstill Agreement





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CUSIP No. 697738-10-02                                    Page of 7 to 7 Pages
---------------------                                     --------------------


Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 12, 1997                                   /s/ Roger T. Conlan
-----------------                                -----------------------
Date                                             Signature